P.E. 1/31/02

02013391

225601

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

The Second Filing
For the Month of January, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

This Form 6-K consists of:

1. News release issued on January 28, 2002 by Matsushita Electric Industrial Co., Ltd. (the "registrant") announcing that it filed a patent infringement suit against Samsung Electronics Co., Ltd. and three of Samsung's U.S. affiliate companies, charging infringement of the registrant's patents covering semiconductor DRAM-related technologies; and

2. News release issued on January 29, 2002 by the registrant announcing that it has purchased a portion of its own shares in conformity with provisions of Clause 4 of Article 3 of supplementary rules to the amended Japanese Commercial Code; and

3. News release issued on January 29, 2002 by the registrant announcing that it has decided at its board of directors meeting held on January 29, 2002 to divide and transfer its liquid crystal display and related businesses into Toshiba Matsushita Display Technology Co., Ltd. to be jointly established with Toshiba Corporation effective April 1, 2002; and

4. News release issued on January 30, 2002 by the registrant announcing plans to discontinue production of refrigerator compressors at Matsushita Refrigeration Company of America on March 28, 2002; and

5. News release issued on January 31, 2002 by the registrant announcing that it has decided on terms and conditions for the issues in Japan of unsecured straight bonds in the aggregate principal amount of 300 billion yen.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: /s/ Shigeru Nakatani

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: February 5, 2002

FOR IMMEDIATE RELEASE

Contact: Jim Reilly
Tel. 201-392-6067/reillyj@panasonic.com

Matsushita Electric Files Suit Against Samsung Electronics Charging Infringement of Its US Semiconductor Patents

SECAUCUS, NJ (January 28, 2002) - Matsushita Electric Industrial Co., Ltd. announced today that it filed a patent infringement suit against Samsung Electronics Co., Ltd. and three of Samsung's U.S. affiliate companies, charging infringement of Matsushita's patents covering semiconductor DRAM-related technologies. The suit was filed in the New Jersey Federal Court on January 25, 2002.

The Samsung parties named in the complaint are: Samsung Electronics Co., Ltd. of Kyonggi, Korea, Samsung Electronics America, Inc. of Ridgefield Park, New Jersey, Samsung Semiconductor, Inc. of San Jose, California, and Samsung Austin Semiconductor, L.L.C. of Austin, Texas.

The filing came after a two-year negotiation between Matsushita and Samsung failed to reach an agreement. This legal action is based on the company's policy of protecting its intellectual property while respecting the intellectual property rights of other companies.

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Corporate Public Relations Division
1006 Kadoma, Osaka 571-8501 JAPAN

URL http://www.panasonic.co.jp/global/top.html

FOR IMMEDIATE RELEASE

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, January 29, 2002 -- Matsushita Electric Industrial Co., Ltd. (NYSE: MC), best known for its "Panasonic" and "National" brand products, today announced that it has purchased a portion of its own shares in conformity with provisions of Clause 4 of Article 3 of supplementary rules to the amended Japanese Commercial Code.

Details of the share repurchase are as follows:

1. Class of shares: Common stock
2. Period of purchase: Between January 11, 2002 and January 28, 2002
3. Aggregate purchase amount: 23,725,197,000 yen
4. Aggregate number of shares purchased: 14,000,000 shares
5. Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1) The following are the resolutions that were adopted by the Matsushita's Board of Directors on January 10, 2002.
   - Class of shares: Common stock
   - Aggregate purchase amount: Up to 100 billion yen
   - Aggregate number of shares to be purchased: Up to 60 million shares
   - Period to purchase: Between January 11, 2002 and late April 2002

2) Share repurchase as provided in the Articles of Incorporation.
   - Maximum number of repurchaseable shares as provided in the Articles of Incorporation: 200 million shares
   - Total number of shares repurchased until now from the date when the provision was adopted in the Articles of Incorporation: 14 million shares

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it

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markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

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With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)

MEI presently expects that a registration statement will be filed with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended, in connection with the above share exchange, which is related to the share purchase referred to in this press release, and that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement (if filed), at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement (if filed) will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.

Each of the above four share exchanges (Transaction), which are related to the share repurchase referred to in this press release, involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

January 29, 2002

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

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Corporate Public Relations Division
1006 Kadoma, Osaka 571-8501 JAPAN
URL http://www.panasonic.co.jp/global/top.html

FOR IMMEDIATE RELEASE

Division and Transfer of Liquid Crystal Display Business into New Company

Osaka, Japan, January 29, 2002 -- Matsushita Electric Industrial Co., Ltd. (NYSE: MC) announced that the company has decided at its board of directors meeting held on January 29, 2002 to divide and transfer its liquid crystal display (LCD) and related businesses into Toshiba Matsushita Display Technology Co., Ltd. (New Company) to be jointly established with Toshiba Corporation (Toshiba) effective April 1, 2002.

Details of the division and transfer are as follows :

1. Objective of dividing and transferring LCD business into New Company

   The global LCD market is expected to continue high growth over the coming years, thanks to the increasing popularity of such LCD applications as digital consumer electronic equipment and information terminals, although it is also a highly competitive market. The New Company will allow Toshiba and Matsushita to increase their global competitiveness and accelerate development of emerging applications, including LCD TVs and Internet appliances.
   In addition to its parents' technology in high luminance, high resolution and low power consumption LCDs, the new joint venture will also be able to draw on Toshiba's advanced manufacturing technology for large-sized low-temperature polysilicon (LTP) thin film transistor (TFT) LCDs and Matsushita's cutting-edge LCD image processing technology for fast-response and high quality TV. The Combined expertise of Toshiba and Matsushita in LCDs for home appliances, PCs and mobile products will enhance finished goods development such as digital TVs, PCs and new generations of mobile products. The New Company will further expand LCD applications by realizing system-on-glass technology, with an aim to become a leading company in LCD and next-generation display devices.

2. Transaction summary

   (1) Schedule

Board Resolution to approve the business division	January 29, 2002
Creation of the business division plan	January 29, 2002
Date of business division and transfer	April 1, 2002 (plan)
Date of commercial registration	April 1, 2002 (plan)

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(2) Method of business division

1. Method

"Short form business division" as provided by the amended Japanese Commercial code, under which Matsushita and Toshiba will divide both companies' relevant businesses and transfer them into the New Company as successor.

2. Reasons for applying this method

All LCD business can be transferred en bloc into the New Company; this corporate split better effectuates the business transfer and incorporation of a New Company more effectively than other methods permitted under the relevant law.

(3) Allotment of shares

1. Share allotment ratio

The New Company will be 40% and 60% owned by Matsushita and Toshiba, respectively, at the time of its incorporation on April 1, 2002. The New Company will initially issue 200 thousand shares, of which 80 thousand will be allotted to Matsushita and 120 thousand to Toshiba.

2. Basis for determining the ratio of the allotment

Matsushita and Toshiba severally consulted their respective financial advisors in regards to the allotment ratio. Based upon their valuation results, the two companies reached the above ratio.

(4) Cash payment upon corporate split

No amount of cash will be payable upon corporate split hereunder.

(5) New Company's rights and obligations to be succeeded to

Assets, liabilities, rights and obligations involved in the business to be transferred from Matsushita and Toshiba, which are considered to be mandatory to operate the New Company.

(6) Prospect of paying debt obligations

Matsushita believes that both the New Company and Matsushita can pay the debt obligations to be incurred as a result of this transaction.

(7) Directors and corporate auditors of the New Company

President and Representative Director	Yasusuke Sumitomo	(from Toshiba)
Executive Vice President and Representative Director	Takashi Jiromaru	(from MEI)
Director	Mitsuyoshi Hamanaka	
Director	Noboru Yoshida	
Director	Hidetsugu Otsuru	(Above all from MEI)
Director	Sakae Arai	
Director	Masaji Mito	
Director	Mitsugi Ogura	
Director	Tadashi Taiko	
Director	Eisaburo Hamano	(Above all from Toshiba)
Corporate Auditor	Osamu Oshita	(from MEI)
Corporate Auditor	Shigeharu Horiuchi	
Corporate Auditor	Kazumasa Uchida	(Above all from Toshiba)

3. Basic Information for the companies dividing the relevant divisions
(as of September 30, 2001)

(Each on a parent company alone basis)

Trade Name	Matsushita Electric Industrial Co., Ltd.	Toshiba Corporation
Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Manufacture and sale of electronic and electric equipment
Date of Incorporation	December 15, 1935	June 25, 1904
Principal Office	Kadoma-shi, Osaka, Japan	Minato-ku, Tokyo, Japan
Representative	Kunio Nakamura, President	Tadashi Okamura, Director, President and CEO
Capital Stock (million yen)	211,000	274,922
Shares Issued	2,079,579,524	3,219,017,498
Shareholders' Equity (million yen)	2,657,120	801,927
Total Assets (million yen)	4,407,548	3,091,582
Financial Closing Date	March 31	March 31
No. of Employees	57,585	51,340
Major Customers	Consumer products-- widely distributed to general public through consumer and household equipment sales networks. Business and industrial equipment and components-- sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.	Sales of products, equipment, components, systems, software, services and contents in each of industrial/social, consumer, and components categories to the government, industry and the general public.
Major Shareholders and Shareholdings	Sumitomo Mitsui Banking Corporation 4.69% Japan Trustee Services Bank (trust account) 4.00% Nippon Life Insurance 3.95% Sumitomo Life Insurance 3.69% Moxley & Co. 2.90%	Sumitomo Mitsui Banking Corporation 3.88% The Dai-ichi Mutual Life Insurance 3.78% Nippon Life Insurance 3.36% Japan Trustee Service Bank (trust account) 2.91% State Street Bank and Trust (trust account) 2.51%
Major Banks	Sumitomo Mitsui Banking Corporation, Asahi Bank, etc.	Sumitomo Mitsui Banking Corporation, etc.
Relationship between the Parent Companies	Capital relationship : None	
	Personnel relationship : None	
	Trade relationship : None to be specifically remarked	

(Note) Amounts less than one million yen have been omitted.

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Financial results for the most recent three fiscal years (in millions of yen)

(parent-alone)

	Matsushita Electric Industrial Co., Ltd.			Toshiba Corporation		
Fiscal Year ended	1999/3	2000/3	2001/3	1999/3	2000/3	2001/3
Net Sales	4,597,561	4,553,223	4,831,866	3,407,611	3,505,338	3,678,977
Operating Profit	80,536	75,228	76,634	14,687	34,324	125,880
Recurring Profit	122,746	113,536	115,494	4,920	16,280	95,327
Net Income (Loss)	62,019	42,349	63,687	(15,578)	(244,515)	26,411
Net Income (Loss) per Share (yen)	29.67	20.53	30.63	(4.84)	(75.96)	8.20
Annual Dividends per Share (yen)	14.00	12.50	12.50	6.00	3.00	10.00
Shareholders' Equity per Share (yen)	1,152.29	1,248.31	1,306.37	328.08	274.18	286.42

(Note) Amounts less than one million yen have been omitted, except per share information which is in yen.

4. Description of the business to be divided

(1) Business to be divided

R&D, manufacturing and sales of LCDs and organic light emitting diode displays (OLEDs).

(2) Operating results of the business to be divided from Matsushita in the fiscal year ended March 31, 2001

(in millions of yen)

Net Sales	95,227

(3) Assets and liabilities to be divided from Matsushita (book value estimated for March 31, 2002)

(in millions of yen)

Assets		Liabilities and shareholders' equity	
Item	Book value	Item	Book value
Assets	91,400	Liabilities	70,200
		Shareholders' equity	21,200
Total	91,400	Total	91,400

(4) Basic information for the New Company

Trade Name	Toshiba Matsushita Display Technology Co., Ltd.	
Principal Lines of Business	R&D, manufacture and sale of LCDs, OLEDs and other display devices, and related maintenance and technical services	
Date of Incorporation	April 1, 2002 (plan)	
Principal Office	Tokyo, Japan	
Representative	Yasusuke Sumitomo, President	
Capital Stock	10 billion yen	
Shares Issued	200,000 shares (each with a par value of 50,000 yen)	
Shareholders' Equity	Approx. 50 billion yen	
Total Assets	Approx. 200 billion yen	
Financial Closing Date	March 31	
No. of Employees	Approx. 2,900	
Major Customers and Suppliers	(Sales) MEI, Toshiba, Fujitsu, Sanyo (Purchase) MEI, Toshiba, Toppan, Corning, Nitto Denko	
Shareholders and Shareholdings	Matsushita 40% Toshiba 60%	
Major Banks	The Sumitomo Mitsui Banking Corporation, etc.	
Relationship with Parent Companies	Capital :	Matsushita: 40%, Toshiba: 60%
	Personnel :	Directors will be from the transferred businesses, and employees will be sent from Matsushita and Toshiba
	Trade :	Sale and purchase of finished products, merchandise and materials

(Note) All amounts and numbers are current estimates for April 1, 2002.

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5. Forecasts of Matsushita's business status after the business division and transfer and financial impacts thereof

(1) Matsushita's business after the business division and transfer

Trade Name	Matsushita Electric Industrial Co., Ltd.
Principal Lines of Business	Manufacture and sale of electronic and electric equipment
Principal Office	Kadoma-shi, Osaka, Japan
Representative	Kunio Nakamura, President
Capital	No change effected by this transaction
Total Assets	Approx. 91.4 billion yen reduction is projected in total assets as of March 31, 2002
Financial Closing Date	March 31
Impact on Business	This matter is not expected to have a material effect on Matsushita's consolidated or parent-alone financial position or performance.

(2) Forecast of financial results after the business division and transfer

Matsushita expects to announce consolidated and parent-alone financial forecasts for the coming fiscal year around the end of April 2002.

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This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the Matsushita Group's plans and expectations in relation to the business plan described above and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Matsushita Electric Industrial Co., Ltd. (MEI) in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include in particular the ability of MEI to set up and operate the joint venture with Toshiba Corporation effectively as currently anticipated, the ability of such joint venture to generate earnings properly and the factors set forth in "Item 3.D: Risk Factors" of MEI's Annual Report on Form 20-F dated July 24, 2001 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI undertakes no obligation to publicly update any forward-looking statements after the date of this press release.

January 29, 2002

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

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Corporate Public Relations Division
1006 Kadoma, Osaka 571-8501 JAPAN
URL http://www.panasonic.co.jp/global/top.html

(Editor's note: Due to differences in time zones, this release was issued in the U.S. on January 29, 2002)

FOR IMMEDIATE RELEASE

Matsushita Closes Refrigerator Compressor Company in the U.S.

Osaka, Japan, January 30, 2002 -- Matsushita Electric Industrial Co., Ltd. (NYSE: MC) today announced plans to discontinue production of refrigerator compressors at Matsushita Refrigeration Company of America (MARCA) on March 28, 2002. MARCA will then begin closing/liquidation procedures.

As the main reasons for closing the U.S. refrigerator compressor production subsidiary, Matsushita cited the necessity to restructure its ongoing refrigerator compressor production operations from a global viewpoint, and intensified price competition in the U.S. refrigerator compressor market, which resulted in decreased profitability at MARCA. Production of refrigerator compressors for the U.S. market will be shifted to Matsushita's Asian factories in Singapore, Malaysia and China to further enhance the company's strategy to achieve an optimum global production structure in this product area.

MARCA, a joint venture of Matsushita Refrigeration Company (55% share), Matsushita Electric Industrial Co., Ltd. (40% share), and Matsushita Refrigeration Industries (S) Pte. Ltd. (5% share), was established in Vonore, Tennessee in 1989. MARCA supplied approximately 22 million refrigerator compressors to major refrigerator manufacturers in North America over the past 10 years.

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

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[Reference]

MARCA Company Overview

1. Basic Information (as of December 31, 2001)

Company name	Matsushita Refrigeration Company of America
Representative	Tsuneyuki Uchiura, Managing Director
Location of head office	Vonore, Tennessee, U.S.A.
Date of incorporation	February 12, 1989
Principal business	Manufacture and sales of refrigerator compressors
Share capital	U.S.$90,000,000
Financial closing date	March 31
Number of employees	316
Total number of outstanding shares	9,000 shares
Shareholders' equity	-$9,000,000
Total assets	$61,000,000
Shareholders (% ownership)	Matsushita Refrigeration Company (55%)
	Matsushita Electric Industrial Co., Ltd. (40%)
	Matsushita Refrigeration Industries (S) Pte. Ltd. (5%)
Principal customers	General Electric, Whirlpool, Amana
Bank references	AmSouth Bank

2. Financial Results (for the most recent three fiscal years)

(thousands of dollars, except per share amounts, which are in dollars)

Fiscal year ended:	March 1999	March 2000	March 2001
Sales	100,810	87,873	92,849
Income (loss) before taxes	(8,565)	(16,785)	(12,402)
Net income (loss)	(8,565)	(16,785)	(12,402)
Net income (loss) per share	(952)	(1,865)	(1,378)
Cash dividends per share	-	-	-
Shareholders' equity per share	3,399	1,534	156

(Note) Amounts less than 1,000 dollars have been omitted.

This matter will have no material effect on MEI's consolidated, or parent-alone financial position or performance.

January 29, 2002

Contact: Akihiro Takei
Panasonic Finance (America), Inc., (212) 698-1365

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Corporate Public Relations Division
1006 Kadoma, Osaka 571-8501 JAPAN
URL http://www.panasonic.co.jp/global/top.html

FOR IMMEDIATE RELEASE

Matsushita Electric to Sets Terms and Conditions for Its Domestic Bond Issues

Osaka, Japan, January 31, 2002 -- Matsushita Electric Industrial Co., Ltd. (NYSE: MC), best known for its Panasonic and National brand names, announced that the company today decided on terms and conditions for the issues in Japan of unsecured straight bonds in the aggregate principal amount of 300 billion yen. The basic terms for these domestic unsecured straight bond issues had been approved at Matsushita's board meeting, as announced on January 10, 2002.

Matsushita decided to issue the bonds in three series, with maturities of three (3), five (5) and ten (10) years, respectively.

The terms and conditions for each series – namely Matsushita's Third, Fourth and Fifth Series of Unsecured Bonds – are set as follows:

Series name	Third Series	Fourth Series	Fifth Series
Aggregate principal amount to be issued	100 billion yen	100 billion yen	100 billion yen
Denomination of each bond	100 million yen (a single kind)		
Coupon rate (per annum)	0.42%	0.87%	1.64%
Issue price	99.97% of the principal amount	99.95% of the principal amount	99.95% of the principal amount
Interest payment date	March 20 and September 20 of each year	March 20 and September 20 of each year	June 20 and December 20 of each year
Maturity date (early redemption clause, if any)	March 18, 2005 (No early redemption)	March 20, 2007 (No early redemption)	December 20, 2011 (No early redemption)
Payment date	February 14, 2002		

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(Notes)

- The company intends to use the proceeds from the bond issues for such needs as working capital, redemption at maturity of outstanding convertible bonds and repurchases of its own shares.
- The company set up a shelf registration for the issue of straight bonds (including the above) with the maximum possible principal amount of 500 billion yen within a period of two years as from December 29, 2001.

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

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(The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.)

January 31, 2002

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

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